Mail Stop 3233
                                                            November 21, 2017


Via E-Mail
Alexander Aginsky
Chief Executive Officer
BuildingBits Asset Management, LLC
411 NW Park Avenue, Suite 402
Portland, Oregon 97209

       Re:     Building Bits Properties I, LLC
               Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted November 3, 2017
               CIK No. 0001709981

Dear Mr. Aginsky:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2017 letter.

General

1. Please revise to include the investment fees payable to Sageworks Capital in the offering price. In addition, you should compute the minimum and maximum offering amounts, as well as compliance with the $50 million sales threshold, based on the price including the investment fees. Given the variable nature of the investment fee, please specify the different prices that would apply based on the size of the transaction. For example, the public offering price should be between $1.005 and $1.02 instead of $1.00. Please also note that the minimum and maximum offering amounts are not presented consistently on the cover page, in the cover page table, in the use of proceeds section, and in the plan of
 Alexander Aginsky
Building Bits Properties I, LLC
November 21, 2017
Page 2

        distribution section. Please revise to present the minimum and maximum offering amounts on a consistent basis throughout the offering circular.

2. We continue to review your responses to comments 6, 8, 9 and 10. We may have further comments.

Part II   Offering Circular

Cover Page

3. The second sentence in the third paragraph provides that if a Property LLC incurs a net loss or net profit, investors in the corresponding class of common bits will receive their pro rata share of that net loss or net profit. Subsequent disclosure clarifies that distributions may not necessarily be paid. Please revise the referenced sentence to clarify if investors will be allocated their pro rata share of the Property LLC's net income and/or loss for tax purposes.

Risk Factors

We may experience liability at the Building Bits Properties I, LLC entity level
.. . . , page 5

4. We note your revised disclosure in response to comment 4. Please revise to address whether Bitholders of each series may be subject to the business risks of a different series as a result of pooling of funds at the Building Bits Properties I level.

Description of the Company's Business, page 17

5. We note your revised disclosure on page 17, as well as the revised provisions in Section
        5.13 of the operating agreement and Section 3(a) of the Class [TBD] Bit Designation, in
        response to comment 11. Please make corresponding revisions to your disclosure where applicable, including on the cover page, page 17 and page 38, to similarly characterize
        Bitholders' right to receive distributions.

Securities Being Offered, page 38

6. Disclosure in the second paragraph under the heading "Distributions" implies that the
        Property LLC is obligated to make distributions of profits, if available for distribution.
        Please confirm, if true. Please also file the Property LLC operating agreement, for the
        LLC corresponding to the Class [TBD] Common Bits, as an exhibit. Refer to Item 17.3 of Part III to Form 1-A.
 Alexander Aginsky
Building Bits Properties I, LLC
November 21, 2017
Page 3

Financial Statements, page 48

7.      Please note the financial statement updating requirements of paragraph
(c)(1) Part F/S of
        Regulation A.

Part III   Exhibits

Exhibit 4.1

8. We note your revisions to Section 4(c) of your subscription agreement in response to comment 18 and reissue our prior comment in part. We continue to note that statements requiring investors to read or acknowledge that they have read or understand the offering circular appear to conflict with Section 14 of the Securities Act regarding waivers of compliance with the federal securities laws. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform
        Release No. 33-8591 (2005), and revise your subscription agreement accordingly.

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert
Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff
Attorney, at (202) 551-5880 or me at (202) 551-3215 with any other questions.

                                                            Sincerely,

                                                            /s/ Kim McManus

                                                            Kim McManus
                                                            Senior Attorney
                                                            Office of Real
Estate and
                                                            Commodities

cc:     Andrew Stephenson
        KHLK LLP